KK 3/10

SECI 12013700 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 14903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Larkspur Landing Circle, No. 102
(No. and Street)

Larkspur,	California	94939
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Raabe — (415) 925-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benson, Piombo & Company
(Name – *if individual, state last, first, middle name*)

300 Tamal Plaza, Suite 180	Corte Madera,	California	94925
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce J. Raabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins & Company, LLC, as of December 31., 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2012, by Nicole Murphy, notary public BRUCE J. RAABE, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NICOLE P. MURPHY
Commission # 1833606
Notary Public - California
Marin County
My Comm. Expires Jan 27, 2013

(Seal) Signature [signature]

Attached to Statement of Financial Condition dated 12/31/11

COLLINS & COMPANY, LLC

Statement of Financial Condition

December 31, 2011

(With Independent Auditor's Report)

BENSON, PIOMBO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
CORTE MADERA, CALIFORNIA 94925-1131

BENSON, PIOMBO & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
300 TAMAL PLAZA, SUITE 180
CORTE MADERA, CALIFORNIA 94925-1131

TELEPHONE: (415) 924-2292
TELECOPIER: (415) 924-8202

BERNARD E. BENSON, C.P.A.
DANIEL F. PIOMBO, C.P.A.

MEMBERS AICPA
MEMBERS CalCPA

INDEPENDENT AUDITOR'S REPORT

To the Members
Collins & Company, LLC

We have audited the accompanying statement of financial condition of Collins & Company, LLC, as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above presents fairly, in all material respects, the financial position of Collins & Company, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Benson, Piombo & Company

Corte Madera, California
February 23, 2012

COLLINS & COMPANY, LLC
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	815,409
Accounts receivable		695,019
Furniture, leasehold improvements and equipment, at cost, less accumulated depreciation of $273,927		60,572
Other assets		55,452
	$	1,626,452

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	87,382
Total liabilities		87,382
Members' capital		1,539,070
	$	1,626,452

See auditor's report dated February 23, 2012, and accompanying notes to financial statements.

COLLINS & COMPANY, LLC
Notes to Statement of Financial Condition
December 31, 2011

Organization and Nature of Operations

Collins & Company, LLC (Company) was formed on July 7, 1999. Prior to that date, the Company operated under the name of Collins & Co. (predecessor company) as it has since 1969. Effective March 7, 2006, the Company ceased operating as a New York Stock Exchange member organization because the New York Stock Exchange Group acquired the Company's membership.

The Company is registered as a broker/dealer in securities under the Securities and Exchange Act of 1934. In addition, as an introducing member, it forwards retail customer transactions to a clearing member on a fully disclosed basis. The Company also conducts an investment advisory service and an investment management service for its customers. The Company is a registered investment advisor in accordance with the Investment Advisors Act of 1940.

(1) Summary of Significant Accounting Policies

Depreciation of furniture and equipment is provided on straight-line and accelerated bases over estimated useful lives of three to seven years. Depreciation of leasehold improvements is provided on a straight-line basis over the remaining life of the lease.

Cash includes demand deposit accounts and money market fund investments, which have maturities of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Net Capital

The National Association of Securities Dealers requires member firm compliance with Rule 15c3-1 of the Securities and Exchange Commission that requires members to maintain a ratio of aggregate indebtedness to net capital, as defined by the Rule, not in excess of 15 to 1, and minimum capital of $5,000. The capital ratio as of December 31, 2011, was 0.060:1. At that date, the Company had a net capital requirement of $5,828 and had net capital of $1,435986 in excess of the net capital requirement.

COLLINS & COMPANY, LLC
Notes to Statement of Financial Condition
December 31, 2011

(3) Reserve Requirements

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(B) of the Rule.

(4) Operating Lease

The Company rents its offices under a lease agreement that expired on December 31, 2010. Rent increases are based on amounts stated in the First Amendment to Lease dated April 28, 2008. On April 28, 2008, the lease was extended for an additional period of 5 years, from January 1, 2009 to December 31, 2013.

Minimum future rental payments as of December 31, 2011, are as follows:

2012	114,156
2013	118,233
Total minimum future rental payments	$ 232,389

(5) Concentration of Credit Risk for Cash Held in Bank

The Company maintains a demand deposit with a commercial bank. During 2009 this account was insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. On January 1, 2014, the standard coverage limit will return to $100,000. At December 31, 2011, the Company had no uninsured demand deposit balance.

The Company also maintains a money market account with a clearing firm who is a member of the Financial Industry Regulatory Authority. The money market account is considered to be a security and as such is insured for losses due to theft or fraud by the Securities Investor Protection Corporation for balances up to $500,000. The clearing firm carries supplemental insurance, which results in coverage necessary to cover the remaining net asset value of the account in the event of losses due to theft or fraud. At December 31, 2011, the Company had no uninsured money market account balance.

(6) Financial Instruments

The Company's financial instruments, none of which are for trading purposes, include cash, accounts receivable, investment securities, accounts payable and income taxes payable. The Company estimates that the fair value of all financial instruments at December 31, 2011, does not materially differ from the aggregate carrying values in the statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.